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July 18, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Fullem
Erin Purnell

Re:	BrewBilt Brewing Company Registration Statement on Form S-1 Filed June 10, 2022 File No. 333-265528

Ladies and Gentlemen:

On behalf of our client, BrewBilt Brewing Company (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 6, 2022, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We have recited the Staff’s comment below in italicized, bold type, followed by Company’s response.

General

1.	We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

A Pennsylvania Limited Liability Partnership

California         Colorado          Connecticut          Delaware          District of Columbia          Florida
Illinois          Minnesota          Nevada          New Jersey          New York          Pennsylvania          Texas

U.S. Securities and Exchange Commission
July 18, 2022

As noted in the Registration Statement, the shares to be sold under the Registration Statement will be acquired by the selling stockholder under an equity line of credit (the “ELOC”) pursuant to the Equity Purchase Agreement filed as Exhibit 10.1 to the Registration Statement (the “Purchase Agreement”). Accordingly, we respectfully submit that the selling stockholder may sell those shares at fluctuating prices consistent with the Commission’s guidance in Question 139.13 of its Compliance and Disclosure Interpretations under the Securities Act (“CDI 139.13”). Specifically, in CDI 139.13, the Commission provides that issuers may register the resale of securities under an ELOC at fluctuating prices if the following conditions are met:

●	the company and the investor have entered into a binding agreement with respect to the private equity line financing at the time the registration statement is filed;

●	the “resale” registration statement is on a form that the company is eligible to use for a primary offering;

●	there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission; and

●	the equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder.

U.S. Securities and Exchange Commission
July 18, 2022

In the instant Registration Statement, all four of the foregoing factors are met: (i) the Company and the selling stockholder entered into the Purchase Agreement, (ii) the Registration Statement is on Form S-1, which the Company is eligible to use, (iii) there is an existing trading market for the common stock of the Company on OTC Markets, with average daily trading volume in excess of 42 million shares1, and (iv) the selling stockholder is identified in the Registration Statement as an underwriter.

While we are aware that there was a period during which the Staff took the position that the guidance in CDI 139.13 was not applicable to securities quoted on the OTC Pink Tier (notwithstanding that CDI 139.13 refers to an “existing market” and does not refer to an “established trading market”), we also understand that the Staff no longer makes a distinction between the OTC Pink Tier and other markets for securities. This has been noted by practitioners, and is also evident from the Commission’s current practice, as evidenced by the volume of registration statements recently declared effective by Commission relating to an equity line of credit of issuers whose securities are quoted on the OTC Pink tier.

Specifically, please refer to the following articles:

●	“OTC Pink Companies Qualify for S-1 Resale Equity Line Financing” (https://blog.colonialstock.com/otc-pink-companies-qualify-for-s-1-resale-equity-line-financing/), and

●	“OTC PINK Companies Now Qualify For Equity Line Financing” (https://securities-law-blog.com/2021/08/24/otc-pink-companies-now-qualify-for-equity-line-financing/)[2]

The following list consists of a sample of registration statements relating to equity lines of credit of OTC Pink tier companies that have recently been declared effective by the Commission:

●	DarkPulse, Inc., S-1 333-265401 declared effective June 9, 2022.

●	Clubhouse Media Group, Inc., S-1 333-262121 declared effective June 1, 2022.

●	IIOT-OXYS, Inc., S-1 333-261484 declared effective May 5, 2022.

●	GBT Technologies, Inc., S-1 333-265091 declared effective February 11, 2022.

●	Forza Innovations, Inc., S-1 333-264381 declared effective May 3, 2022.

●	Clubhouse Media Group, Inc., S-1 333-261471 declared effective December 13, 2021.

[1]	As reported by Yahoo! Finance (https://finance.yahoo.com/quote/BRBL?p=BRBL).

[2]	I further note that in email correspondence with the author of this article, I was informed that the Staff’s position in this regard was expressly confirmed by Michael J. Reedich, Special Counsel for the Commission.

U.S. Securities and Exchange Commission
July 18, 2022

Thank you for your prompt review of the Registration Statement. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 878-7951.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:    Jef Lewis